UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Quantum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

747906204
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,128,823*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,128,823*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,128,823*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,862,924*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,862,924*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,862,924*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,008,940*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,008,940*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,940*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,243,875*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,243,875*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,403**
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER 43,403**
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,287,278***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.
** Represents restricted stock units (“RSUs”) granted to Mr. Smith on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that vest within 60 days hereof. Excludes (i) 43,403 RSUs that will vest quarterly in equal installments on the date of the Issuer’s 2014 annual meeting of stockholders, 12/01/14, 03/01/15 and 06/01/15 and (ii) 17,361 RSUs that will vest on the date of the Issuer’s 2014 annual meeting of stockholders.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 44,243,875*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 44,243,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,243,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior subordinated notes.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON PHILIP BLACK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

* Excludes 86,806 restricted stock units granted to Mr. Black on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that will vest over 2 years as follows: (i) 50% will vest on the date of the Issuer’s 2014 annual meeting of stockholders, and (ii) the remainder will vest quarterly in equal installments on 12/01/14, 03/01/15, 06/01/15 and the date of the Issuer’s 2015 annual meeting of stockholders.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON CHRISTOPHER F. CROWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON LOUIS DINARDO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Excludes 86,806 restricted stock units granted to Mr. DiNardo on 09/01/13 as compensation for his service on the Board of Directors of the Issuer that will vest over 2 years as follows: (i) 50% will vest on the date of the Issuer’s 2014 annual meeting of stockholders, and (ii) the remainder will vest quarterly in equal installments on 12/01/14, 03/01/15, 06/01/15 and the date of the Issuer’s 2015 annual meeting of stockholders.

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON DALE L. FULLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 747906204

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S  LLC;

(v)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(vi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(viii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 747906204

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiii)	Philip Black, who is a nominee for the Board;

(xiv)	Christopher F. Crowell, who is a nominee for the Board;

(xv)	Louis DiNardo, who is a nominee for the Board;

(xvi)	Dale L. Fuller, who is a nominee for the Board; and

(xvii)	Edward Terino, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S  LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Mr. Black’s principal business address is c/o Quantum Corporation, 224 Airport Parkway, Suite 300, San Jose, CA 95110.  Mr. Crowell does not currently have a principal business address.  Mr. DiNardo’s principal business address is c/o Exar Corporation, 48720 Kato Road, Fremont, CA 94538.  Mr. Fuller’s principal business address is 62 Cedar Street, Suite 1204, Seattle, WA 98121.  Mr. Terino’s principal business address is 25 Indian Rock Road, Suite 23, Windham, NH 03087.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance stockholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S  LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Black previously served as the President and CEO of Nexsan Technologies, a storage systems provider.  Mr. Crowell previously served as the Chief Operating Officer of Extreme Networks, Inc., a leading provider of network infrastructure equipment and services for enterprises, data centers, and service providers and is currently exploring alternative employment opportunities.  The principal occupation of Mr. DiNardo is serving as the President, Chief Executive Officer and Director of Exar Corporation, a fabless semiconductor company that designs, sub-contracts manufacturing and sells highly differentiated silicon, software and subsystem solutions for industrial, telecom, networking and storage applications.  The principal occupation of Mr. Fuller is serving as Chairman of the Supervisory Board of AVG Technologies N.V., a global leader in mobile security, PC optimization, Internet security and privacy software and as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup.  The principal occupation of Mr. Terino is serving as President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries.

CUSIP NO. 747906204

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Black, Crowell, DiNardo, Fuller and Terino are citizens of the United States of America.  Mr. Black is also a citizen of the United Kingdom.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 43,403 Shares owned personally by Mr. Smith represent restricted stock units (“RSUs”) that were granted to Mr. Smith as compensation for his service on the Board, which vest within sixty days hereof.

The 50,000 Shares owned directly by Mr. DiNardo were purchased in the open market with personal funds.  The aggregate purchase price of the Shares owned directly by Mr. DiNardo is approximately $76,500, excluding brokerage commissions.

The 5,000 Shares owned directly by Mr. Fuller were purchased in the open market with personal funds.  The aggregate purchase price of the Shares owned directly by Mr. Fuller is approximately $6,236, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 2 to the Schedule 13D, Starboard and the Issuer entered into a Settlement Agreement on May 13, 2013, pursuant to which, among other things, (i) the Issuer agreed to appoint Jeffrey C. Smith to the Board immediately and to appoint Philip Black and Louis DiNardo for election to the Board at the 2013 annual meeting of stockholders, and (ii) Starboard agreed to abide by certain “standstill provisions” until April 25, 2014.

At this time, Starboard believes additional change to the Board may be required.  To that end, on May 9, 2014, Starboard delivered a letter to the Issuer (the “Nomination Letter”) nominating Messrs. Black, DiNardo and Smith, as well as three additional director candidates, Christopher F. Crowell, Dale L. Fuller and Edward Terino (collectively, the “Nominees”), for election to the Board at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”).  Starboard’s Nominees are highly qualified candidates with relevant credentials and skill-sets who can be extremely helpful in evaluating and executing on initiatives to unlock value at the Issuer, as evidenced by their bios below.

Philip Black, age 59, has served as a director of the Issuer since August 2013, where he currently serves on the Audit Committee.  Previously, Mr. Black served as President and CEO of Nexsan Technologies, a storage systems provider, from September 2004 to March 2014, where he also served as a member of the Board of Directors until December 2012.  Prior to that, Mr. Black served as President and CEO of LightSand Communications, a storage networking provider, from 2001 to 2004, and as Managing Partner of IN_fusion, a storage industry consulting organization, from 2000 to 2001.  Prior to that, Mr. Black served as co-CEO of Dot Hill Systems Corp (NASDAQ: HILL) (“Dot Hill”), a storage solutions company, from 1999 to 2000, and as CEO of Box Hill Systems Corp (NYSE: BXH) (“Box Hill”), a storage systems company and predecessor of Dot Hill, from 1995 to 1999.  While at Dot Hill/Box Hill, Mr. Black also served as a member of the Board of Directors.  Mr. Black also founded or co-founded a number of other technology companies, including Tekelec Inc. (NASDAQ: TKLC) (“Tekelec”), a telecoms equipment company, where he served as President, CEO and a member of the Board of Directors. Mr. Black also previously served as a member of the Board of Directors of Simtek Corporation (n/k/a Cypress Semiconductor Corporation) from September 2007 to September 2008.  Additionally, Mr. Black served as Co-chair of SNIA's ILM and Data Protection Initiatives.  Mr. Black received A level certificates in Math and Physics from Christ’s College Finchley in the United Kingdom.

Christopher F. Crowell, age 51, served as the Chief Operating Officer of Extreme Networks, Inc. (NASDAQ:EXTR)(“Extreme Networks”), a leading provider of network infrastructure equipment and services for enterprises, data centers, and service providers, from November 2013 to May 2014.  Prior to that, Mr. Crowell served as the President and Chief Executive Officer of Enterasys Networks, Inc., a networking company (“Enterasys”), from January 2009 until it was acquired by Extreme Networks in November 2013.  Mr. Crowell joined Enterasys’ as its Chief Technology Officer in 2006.  Prior to joining Enterasys, Mr. Crowell was Senior Vice President at CA, Inc. through the acquisition of Concord Communications, Inc. ("Concord") and Senior Vice President of Concord through the acquisition of Aprisma Management Technologies (“Aprisma”).  Mr. Crowell spent several years with Aprisma. Aprisma began as the Spectrum business unit of Cabletron Systems.  While at Aprisma, Mr. Crowell led information technology, research and development, services, solution engineering, support and training. Mr. Crowell received a Master’s in Computer Engineering from Rensselaer Polytechnic Institute, a MBA from Southern New Hampshire College (University), and a BSEE from Western New England College (University).

Louis DiNardo, age 54, has served as President, Chief Executive Officer and a director of Exar Corporation (NASDAQ: EXAR), a fabless semiconductor company that designs, sub-contracts manufacturing and sells highly differentiated silicon, software and subsystem solutions for industrial, telecom, networking and storage applications, since January 2012.  Mr. Dinardo also currently serves as a director of the Issuer, a position he has held since August 2013.  Previously, Mr. DiNardo was a Partner at Crosslink Capital, a stage-independent venture capital and growth equity firm based in San Francisco, which he joined in January of 2008, and focused on semiconductor and alternative energy technology investment in private companies.  Mr. DiNardo also previously served as a partner at VantagePoint Venture Partners, a venture capital firm, from January 2007 through January 2008.  Prior to that, Mr. DiNardo served as President and Chief Operating Officer of Intersil Corporation (NASDAQ:ISIL)(“Intersil”), a leader in the innovation of power management and precision analog ICs, from January 2005 through October 2006.  Mr. DiNardo also previously held the position of Executive Vice President of the Power Management Business at Intersil.  Prior to that, Mr. DiNardo served as President and CEO as well as Co-Chairman of the Board of Directors of Xicor, Inc., a leader in digital potentiometers and system management products, from 2000 until Intersil acquired the company in July of 2004.  Mr. DiNardo spent thirteen years at Linear Technology where he served as Vice President of Worldwide Marketing and General Manager of the Mixed-Signal Business Unit.  He began his career in the semiconductor industry at Analog Devices Incorporated, where he served for eight years in a variety of technical and management roles.  Mr. DiNardo currently serves on the Board of Directors of Conexant Systems, Inc., an audio and imaging innovation leader, which combines its significant IP portfolio in DSP and mixed signal technology with embedded software to deliver highly innovative software and silicon solutions to enrich and expand audio and imaging capabilities, a position he has held since August 2013.

Dale L. Fuller, age 55, currently serves as Chairman of the Supervisory Board of AVG Technologies N.V. (NYSE: AVG)(“AVG”), a global leader in mobile security, PC optimization, Internet security and privacy software, a position he has held since November 2009.  He joined AVG’s Board in October 2008.  Mr. Fuller also currently serves as Chairman of the Board of Directors of MobiSocial, Inc., a Stanford-based technology startup, a position he has held since January 2013.  Previously, Mr. Fuller served as President and Chief Executive Officer of MokaFive (n/k/a moka5, Inc.), a venture-backed private company, from 2008 to January 2013.  Mr. Fuller also previously served on the Board of Directors of Zoran Corporation, a multinational digital technology company, from March 2011 until its merger with CSR plc (NASDAQ: CSRE) in August 2011, and as Chairman of the Board of Directors of Webgistix Corporation, a global leader in e-commerce fulfillment, from October 2008 through January 2013.  Prior to that, Mr. Fuller served as a director of Phoenix Technologies, Ltd. (NASDAQ:PTEC), a BIOS software company, from November 2009 until its merger with Pharaoh Acquisition LLC in November 2010.  Mr. Fuller also previously served on the Boards of Directors of Guidance Software, Inc. (NASDAQ:GUID), Krugle, Inc., Quest Aircraft Company, LLC and McAfee, Inc. (“McAfee”).  In addition, Mr. Fuller served as interim President and CEO of McAfee, from October 2006 through March 2007.  Prior to joining McAfee, he was President and CEO of Borland Software Corporation, from 1999 until 2005.  Mr. Fuller also founded and served as President and CEO of WhoWhere? Corporation, which was later acquired by Lycos, Inc.  As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity.  In addition, he has held various senior executive positions at Apple Computer, NEC, Motorola, and Texas Instruments.  Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Jeffrey C. Smith, age 41, is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  Prior to founding Starboard Value LP, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd.  Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc.  Mr. Smith currently serves on the Board of Directors of Office Depot, Inc. (NYSE: ODP), an office supply company, a position he has held since August 2013.  Mr. Smith has also served on the Board of Directors of the Issuer since May 2013.  Previously, Mr. Smith served as a member of the Board of Directors of Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013, and as a member of the Board of Directors of Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012. He also served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc (NASDAQ: CSRE) in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010, and as a director of S1 Corporation, a provider of customer interaction software for financial and payment services, where he served from May 2006 to September 2008. Mr. Smith also served on the Board of Directors of Kensey Nash Corporation (NASDAQ: KNSY), a leading medical technology company, from December 2007 to February 2009.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. He graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

Edward Terino, age 60, is the President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries, a position he has held since March 2009.  Mr. Terino is the founder of Novium Learning, Inc., a start-up, privately-held, post-secondary vocational education publishing company, which he founded in January 2011. Mr. Terino currently serves on the Board of Directors of Baltic Trading Ltd. (NYSE:BALT), an international dry bulk shipping company, a position he has held since March 2010, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Since July 2010, Mr. Terino has served as a director of SeaChange International Inc. (NASDAQ:SEAC), a digital video software company, where he is Chairman of the Audit Committee and a member of the Compensation Committee.  From October 2012 through November 2013, Mr. Terino served as a director of Extreme Networks, Inc. (NASDAQ:EXTR), a network switching and services company, where he was a member of the Audit Committee.  Prior to that, Mr. Terino served as a director of S1 Corporation (NASDAQ:SONE), an internet banking and payments software company, from April 2007 until February 2012, when S1 Corporation was acquired by ACI Worldwide Inc. While at S1 Corporation, Mr. Terino served as Chairman of the Audit Committee and a member of the Compensation Committee.  Mr. Terino also served as a director of Phoenix Technologies Ltd. (NASDAQ:PTEC), a BIOS software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee, from November 2009 until the company was acquired by Marlin Equity Partners in November 2010.  From October 1999 to March 2006, Mr. Terino served as a director of EBT International, Inc. (NASDAQ:EBTI), a then publicly traded web content management software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee.  Mr. Terino also previously served as Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd. (NYSE:ATB), an international seaborne transporter of crude oil and petroleum products, from July 2005 until December 2008, when the company merged with General Maritime Corporation.  From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer and Treasurer of Art Technology Group, Inc. (NASDAQ:ARTG), a then publicly traded  eCommerce software company.  Prior to 2001, Mr. Terino held senior financial and operational management positions over a 15-year period with several publicly traded technology and educational publishing companies.  Mr. Terino began his career at Deloitte & Touche and spent nine (9) years in their consulting services organization.  Mr. Terino earned a BS degree in Management from Northeastern University and an MBA from Suffolk University.

CUSIP NO. 747906204

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board regarding the nomination of directors at the 2014 Annual Meeting and the composition of the Board, generally.  It remains Starboard’s preference to work constructively with management and the Board to reach a mutually agreeable resolution to avoid a proxy contest.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 248,631,352 Shares outstanding, as of January 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2014, plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Starboard V&O Fund

(a)	As of the close of business on May 12, 2014, Starboard V&O Fund beneficially owned 26,128,823 Shares, including 11,511,839 Shares underlying the Notes.

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 26,128,823
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 26,128,823
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past sixty days.

B.	Starboard S LLC

(a)	As of the close of business on May 12, 2014, Starboard S LLC beneficially owned 5,862,924 Shares, including 2,586,521 Shares underlying the Notes.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 5,862,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,862,924
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 747906204

C.	Starboard C LP

(a)	As of the close of business on May 12, 2014, Starboard C LP beneficially owned 3,008,940 Shares, including 333,940 Shares underlying the Notes.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 3,008,940 shares owned by Starboard C LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

E.           Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 3,008,940 shares owned by Starboard C LP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 3,008,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,008,940
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 747906204

F.	Starboard Value LP

(a)
As of the close of business on May 12, 2014, 9,243,188 Shares were held in the Starboard Value LP Account, including 4,116,575 Shares underlying the Notes.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S  LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 747906204

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 44,243,875
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,243,875
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days.

J.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,243,875
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,243,875

(c)	None of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.

K.	Mr. Smith*

(a)
As of the close of business on May 12, 2014, Mr. Smith beneficially owned 43,403 Shares representing RSUs that vest within sixty days hereof.  Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 26,128,823 Shares owned by Starboard V&O Fund, (ii) 5,862,924 Shares owned by Starboard S LLC, (iii) 3,008,940 Shares owned by Starboard C LP and (iv) 9,243,188 Shares held in the Starboard Value LP Account.

Percentage: Approximately 16.6%

* See Mr. Smith’s cover page to this Amendment No. 3 for details regarding his ownership of RSUs of the Issuer.

CUSIP NO. 747906204

(b)	1. Sole power to vote or direct vote: 43,403
2. Shared power to vote or direct vote: 44,243,875
3. Sole power to dispose or direct the disposition: 43,403
4. Shared power to dispose or direct the disposition: 44,243,875

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

L.	Mr. Black**

(a)	As of the close of business on May 12, 2014, Mr. Black did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Black has not entered into any transactions in the Shares during the past sixty days.

M.	Messrs. Crowell and Terino

(a)	As of the close of business on May 12, 2014, neither of Messrs. Crowell or Terino directly owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither of Messrs. Crowell or Terino has entered into any transactions in the Shares during the past sixty days.

N.	Mr. DiNardo***

(a)	As of the close of business on May 12, 2014, Mr. DiNardo directly owned 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. DiNardo has not entered into any transactions in the Shares during the past sixty days.

** See Mr. Black’s cover page to this Amendment No. 3 for details regarding his ownership of RSUs of the Issuer.
*** See Mr. DiNardo’s cover page to this Amendment No. 3 for details regarding his ownership of RSUs of the Issuer.

CUSIP NO. 747906204

O.	Mr. Fuller

(a)	As of the close of business on May 12, 2014, Mr. Fuller directly owned 5,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fuller has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On May 13, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC and Starboard C LP agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Black, Crowell, DiNardo, Fuller and Terino against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Crowell, Fuller and Terino for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Crowell, Fuller and Terino (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Crowell, Fuller and Terino’s election as directors of the Issuer at the 2014 Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Crowell, Fuller and Terino agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Crowell, Fuller and Terino shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Crowell, Fuller and Terino agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Crowell, Fuller and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 747906204

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1
Joint Filing Agreement and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis DiNardo, Dale L. Fuller, and Edward Terino, dated May 13, 2014.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 747906204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Philip Black, Christopher F. Crowell, Louis DiNardo, Dale L. Fuller, and Edward Terino